Cadwalader, Wickersham & Taft LLP [LOGO]


March 17, 2006


Sara W. Dunton, Esq.
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:   Wells Fargo Asset Securities Corporation
      Registration Statement on Form S-3 (File No. 333-131594)
      Filed on February 6, 2006
      --------------------------------------------------------

Dear Ms. Dunton:

We are counsel to Wells Fargo Asset Securities Corporation (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated March 1, 2006 (the "Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") and have discussed the comments contained therein with various representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments. Terms used herein without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or the form of prospectus supplement (the "Prospectus Supplement") contained in Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which has been filed today with the Commission through the EDGAR system. Enclosed herewith are four courtesy copies of Amendment No. 1, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

      For your convenience, the Staff's comments are repeated in italics below, followed by the Participant's responses. References to page numbers in Amendment No. 1 are to the marked version.

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-


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Sara W. Dunton,Esq.
March 17, 2006

      backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

      The Registrant confirms that the depositor and each issuing entity previously established, directly or indirectly, by the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. No affiliate of the depositor has offered a class of asset-backed securities involving the same asset class as this offering during the last twelve months.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(1) of Regulation AB.

      The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

      The Registrant confirms that unqualified legal and tax opinions will be filed at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

      The Registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.


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Sara W. Dunton,Esq.
March 17, 2006

5. We note your statement on page 24 of the base prospectus that a percentage of the mortgage loans may be delinquent. Please confirm that you will abide by the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

      The Registrant confirms that the percentage of delinquent mortgage loans included in any takedown will not exceed the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

6. We note you will provide disclosure in accordance with Item 1115 of Regulation AB in the prospectus supplement. Please add bracketed language to the prospectus supplement to show us where you intend to provide such information.

      The Staff's attention is directed to the section of the Prospectus Supplement captioned "The Yield Maintenance Agreement," which begins on page S-47. This section is illustrative of disclosure responsive to Item 1115 of Regulation AB and is where, to the extent the significance percentage is 10% or more, provider financial information, as described in
      Item 1115, will be included or, subject to Item 1100(c), incorporated by reference.

7. We note that the Trust will be entitled to receive payments based on "another interest rate index." Please confirm to us that you will not create any synthetic exposure by employing an "index" that is based on an equity or commodity. Refer to Section III.A.2.a of the Regulation AB Adopting Release (Release No. 33-8518).

      The Registrant confirms that it will not create any synthetic exposure by employing an index that is based on an equity or commodity.

8. We note you will provide disclosure in accordance with Item 1114 of Regulation AB in the prospectus supplement. Please add bracketed language to the prospectus supplement to show us where you intend to provide such information.

      The Staff's requested change has been made at pages S-48 to S-50 of the Prospectus Supplement.

9. Please revise to clarify here whether a financial guaranty insurance policy or surety bond will guarantee the securities themselves. If so, please register the guarantees or


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Sara W. Dunton,Esq.
March 17, 2006

      advise. Refer to footnote 329 of the Regulation AB adopting release (SEC Release 33-8518).

      While the Registrant understands that a guaranty may constitute a separate security, which in turn would be required to be registered under the Securities Act, unless exempt, the Registrant currently does not contemplate the use of any financial guaranty insurance policy or surety bond that is not an insurance policy exempt from registration pursuant to
      Section 3(a)(8) under the Securities Act.

10. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

      The exhibits to the Registration Statement, including a form of pooling and servicing agreement, have been filed with Amendment No. 1. Enclosed herewith, for your convenience, is a hard copy of the pooling and servicing agreement, which has been marked to show changes made to comply with Regulation AB.

If you have any questions concerning the foregoing or require any additional copies of Amendment No. 1, please contact the undersigned.

Very truly yours,

/s/ Jordan M. Schwartz

Jordan M. Schwartz

cc:   Lawrence D. Rubenstein, Esq.


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